Exhibit 1.01

Conflict Minerals Report

This is the Conflict Minerals Report for Microwave Filter Company, Inc. ("MFC" , "we" or "our"), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") for the reporting period from January 1, 2015 to December 31, 2015. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. "Conflict minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals' source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012.

1.  Company Overview

Microwave Filter Company, Inc. (MFC) was established in 1967 in East Syracuse, New York. MFC manufactures filters for eliminating interference and signal processing for such markets as Cable Television, Satellite, Broadcast, Mobile Communications, Avionics, Radar, Navigation and Defense Electronics. The Company designs waveguide, stripline/microstrip, transmission line, miniature/subminiature and lumped constant filters in such filter styles as: bandpass, highpass, lowpass, bandstop, multiplexers, tunable notch, tunable bandpass, high power filters, filter networks, amplitude equalized and delay equalized.

2.  Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;
•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);
•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and
•	sending reminders to suppliers who did not respond to our requests for information.

3.  Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found that the above SEC defined "conflict minerals", which are tin, tantalum, tungsten, and gold (3TG), can be found in some of our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

4.  Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that our supply chain remains "DRC conflict undeterminable". We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

5.  Due Diligence Program

5.1.  Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.microwavefilter.com, under the heading "Information Request". The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

5.2.  Due Diligence Process

5.2.1.  Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to designated members of our senior management, including our CEO, CFO, and VP of Manufacturing.

5.2.2.  Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

5.3.  Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we move towards developing our due diligence program, we intend to enhance our supplier communication and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

6.  Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have contacted the direct suppliers for our products. Of sixty-four relevant suppliers that are within the scope of the RCOI, we received all responses to our request for information. Three responses did not disclose their sources. Microwave Filter elected to not use these vendors as suppliers for materials that may contain 3TGs. We have relied on these supplier's responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Several responses indicated that the suppliers were unsure of the origin of the conflict minerals that they supplied to us.

7.  Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012.

8.  Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and
•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.